UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2022

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Changes of 15% or More in Revenue or Profit

ø The preliminary results shown below may differ from the final results, which remain subject to audit by the external auditor of SK Telecom Co., Ltd. (the “Company”).

1. Basis: Consolidated

2. Details of Changes (in thousands of Won, except percentages)	Current Fiscal Year	Previous Fiscal Year	Amount Increased/ Decreased	Increase/Decrease Rate (%)
Operating Revenue	16,748,585,314	16,087,746,536	660,838,779	4.1

Operating Income	1,387,161,920	1,248,578,203	138,583,717	11.1

Profit from Continuing Operations Before Income Tax	1,718,190,820	905,217,511	812,973,309	89.8

Profit for the Period	2,418,988,751	1,500,538,329	918,450,422	61.2

3. Financial Position (in thousands of Won, except percentages)	Current Fiscal Year		Previous Fiscal Year
Total Assets	30,911,276,640		47,906,956,258

Total Liabilities	18,576,138,616		23,510,712,911

Total Shareholders’ Equity	12,335,138,024		24,396,243,347

Capital Stock	30,492,716		44,639,473

Ratio of Total Shareholders’ Equity to Capital Stock (%)	40,452.7		54,651.7
4. Main Reasons for Changes in Revenue or Profit/Loss

•  Increase in profit from continuing operations before tax
and profit for the period due mainly to an increase in
non-operating income, which in turn was primarily
attributable to an increase in gain relating to the sale of the
Company’s ownership interest in SK Wyverns Co., Ltd.

•  Increase in gain relating to the Company’s investment in
SK Hynix Inc. (accounted for using the equity method) in
connection with profits and losses from discontinued
operations.

5. Date of the resolution by the Board of Directors	February 8, 2022
• Attendance of external directors	Present: 5 Absent : 0
• Attendance of audit committee member that is not an external director	—

6. Other important matters relating to an investment decision

•  The preliminary results set forth in this report have been prepared on a consolidated basis in accordance with International Financial Reporting Standards as adopted in Korea and may be subject to change based on the results of the audit by the Company’s external auditor and the approval at the general shareholders’ meeting.

•  The preliminary results set forth in this report reflect the adoption of IFRS No. 16, “Leases.”

•  The preliminary results set forth in this report reflect profits and losses from discontinued operations comprising certain businesses that were horizontally spun off from the Company in fiscal year 2021.

Additional Disclosure
	Basis	Current Fiscal Year	Previous Fiscal Year
Equity attributable to the owners of the parent company (in thousands of Won)	Consolidated	11,579,345,877	23,743,893,955
Ratio of Equity attributable to the owners of the parent company to Capital Stock (%)	Consolidated	37,974.1	53,190.4
Operating Revenue (in thousands of Won)	Separate	12,102,830,302	11,746,629,821

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD. (Registrant)

By:	/s/ Hee Jun Chung

(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: February 9, 2022

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